CP RESOURCES LLC
1625 Broadway, Suite 330
Denver, CO 80202
Tele: 303-592-8070
Fax: 303-592-8071

May 31, 2002

RE: East Salt Wells Prospect
Sweetwater County, Wyoming

This letter shall set forth the terms by which CP Resources LLC, 1625 Broadway, Suite 330, Denver, CO 80202 ("CP"), hereby agrees to fund Kodiak Oil & Gas Corp's. ("Kodiak") share of the drilling costs on East Salt Wells Prospect, formerly referred to as the Lindsey-Brooke Prospect, located in Sweetwater County, Wyoming. The letter shall serve as an amendment to the September 27, 2001 Letter Agreement between CP and Kodiak.

CP will pay for 100% of the costs to drill the two initial coalbed methane test wells on the East Salt Wells Creek Prospect associated with Kodiak's acquired interest in the September 27, 2001 Agreement. These two test wells are the State #1-36 located in Section 36, T15N-R102W, and the True Federal #31-1 located in Section 31, T15N-R101W. CP will provide Kodiak an option to retain 100% of its acquired interest through the reimbursement to CP of 120% of its drilling costs within 30 days of drilling rig release on the two wells noted above. In the event that Kodiak does not reimburse CP, Kodiak will retain a reversionary 25% proportionately reduced interest after CP recoups 120% of the its costs associated with the drilling of the first two tests through production from the wells. Upon reaching payout of the initial wells, CP will earn 75%, proportionately reduced, of Kodiaks interest in the two farmout agreements dated October 29, 2001 by Stone Energy L.L.C. and one dated November 8, 2001 by True Oil Company, et.al. and Kodiak will retain 25%, proportionately reduced, interest.

Kodiak will retain all rights previously set forth in the September 27, 2001 Letter Agreement as it relates to the remaining three prospects. The disinterested members of Kodiak's Board of Directors shall ratify the terms of this agreement.

If you are in agreement with the terms and conditions set forth above, please sign and execute in the space provided.

CP Resources LLC

By: Lynn A Peterson

Lynn A. Peterson, Manager

Agreed to and accepted by this 31st day of May, 2002

Kodiak Oil & Gas Corp

By: James E Catlin

Title: President